Exhibit 99.1

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of March 31, 2026	As of September 30, 2025
	USD
ASSETS
Current assets
Cash and cash equivalents	533,405	734,711
Accounts receivable, net	4,446,821	4,973,384
Inventories, net	2,273	2,018
Prepaid expenses and other current assets, net	5,845,199	3,928,921
Amount due from related parties	453,650	799,917
Short-term loan to third party	9,490,050	9,490,050
Interest receivable from loan to third party	390,808	794,379
Total current assets	21,162,206	20,723,380

Non-current assets
Property and equipment, net	171,644	222,266
Right-of-use assets, net	426,611	405,984
Total non-current assets	598,255	628,250
TOTAL ASSETS	21,760,461	21,351,630

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	—	52,376
Accrued expenses and other current liabilities	441,045	282,920
Current portion of long-term debts	139,307	149,767
Contract liabilities	54,811	79,711
Amounts due to related parties	981,269	426,043
Lease liabilities - current	192,434	148,227
Convertible notes	1,834,452	2,008,405
Interest payable of convertible notes	226,398	58,333
Income tax payable	864,005	875,947
Total current liabilities	4,733,721	4,081,729

Non-current liabilities
Long-term debts	556,531	669,805
Lease liabilities – non-current	251,043	263,983
Total non-current liabilities	807,574	933,788
TOTAL LIABILITIES	5,541,295	5,015,517

Commitments and contingencies (Note 20)

Shareholders’ equity
Class A ordinary shares (par value of US$0.0025 per share; 998,000,000 ordinary shares authorized, 12,569,540 and 10,662,522 ordinary shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively) *	31,423	26,656
Class B ordinary shares (par value of US$0.0025 per share; 2,000,000 ordinary shares authorized, 1,000,000 and 1,000,000 ordinary shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively) *	2,500	2,500
Additional paid in capital	23,301,023	21,238,987
Treasury Shares	(1,250)	(1,250)
Statutory reserve	11,348	11,348
Retained earnings	(7,424,966)	(5,754,888)
Derivative Liability – Embedded Conversion Option	285,128	887,231
Accumulated other comprehensive loss	13,960	(74,471)
Total shareholders’ equity	16,219,166	16,336,113
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,760,461	21,351,630

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023, share split occurred on March 20, 2023, and share consolidation occurred on April 7, 2025 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2026	2025
	USD
Revenues	2,618,928	3,501,947
Cost of revenues	(202,430)	(804,142)
Gross profit	2,416,498	2,697,805

Operating expenses
General and administrative expenses	(2,151,111)	(3,904,027)
Selling and marketing expenses	(1,593,092)	(157,637)
Research and development expenses	(394,814)	(274,371)
Total operating expenses	(4,139,017)	(4,336,035)
Operating loss	(1,722,519)	(1,638,230)

Other income/(expenses)
Fair Value Change in Derivative Liability	501,544	—
Interest expenses, net	(497,564)	(1,496,504)
Other non-operating income	48,461	387,816
Total other income/(expenses)	52,441	(1,108,688)

Loss before income taxes	(1,670,078)	(2,746,918)
Income tax provision	—	(340,441)
Net loss	(1,670,078)	(3,087,359)
Net loss attributable to the Company’s ordinary shareholders	(1,670,078)	(3,087,359)
Other comprehensive income
Foreign currency translation adjustment	88,431	28,114
Total comprehensive loss attributable to the Company’s ordinary shareholders	(1,581,647)	(3,059,245)

Loss per ordinary share attributable to ordinary shareholders
Basic and Diluted*	(0.14)	(0.90)
Weighted average number of ordinary shares outstanding
Basic and Diluted*	12,234,173	3,415,533

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023, share split occurred on March 20, 2023, and share consolidation occurred on April 7, 2025 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Linkage Global Inc

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(In U.S. dollars, except for share and per share data, or otherwise noted)

For the six months ended March 31, 2026

	Ordinary shares*					Additional			Derivative Liability – Embedded	Accumulated other	Total
	Class A		Class B		Treasury	paid-in	Retained	Statutory	Conversion	comprehensive	Shareholders’
	Shares*	Amount	Shares*	Amount	Shares	capital	earnings	reserve	Option	income(loss)	Equity
Balance as of September 30, 2025	10,662,522	26,656	1,000,000	2,500	(1,250)	21,238,987	(5,754,888)	11,348	887,231	(74,471)	16,336,113
Net loss	—	—	—	—	—	—	(1,670,078)	—	—	—	(1,670,078)
Capital injection by new investors	1,522,988	3,807	—	—	—	1,496,193	—	—	—	—	1,500,000
Convert convertible notes into shares	384,030	960	—	—	—	565,843	—	—	(100,559)	—	466,244
Fair Value Change in Derivative Liability	—	—	—	—	—	—	—	—	(501,544)	—	(501,544)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	88,431	88,431
Balance as of March 31, 2026	12,569,540	31,423	1,000,000	2,500	(1,250)	23,301,023	(7,424,966)	11,348	285,128	13,960	16,219,166

For the six months ended March 31, 2025

	Ordinary shares*					Additional			Accumulated other	Total
	Class A		Class B		Treasury	paid-in	Retained	Statutory	comprehensive	Shareholders’
	Shares*	Amount	Shares*	Amount	Shares	capital	earnings	reserve	income(loss)	Equity
Balance as of September 30, 2024	2,150,022	5,375	—	—	—	5,591,596	1,613,217	11,348	(196,752)	7,024,784
Net loss	—	—	—	—	—	—	(3,087,359)	—	—	(3,087,359)
Pre-delivery shares related to the issuance of convertible notes	930,000	2,325	—	—	—	1,764,675	—	—	—	1,767,000
Stock-based compensation (Class B)	—	—	500,000	1,250	—	1,207,750	—	—	—	1,209,000
Repurchase of Class A Shares by issuing Class B Shares	—	—	200,000	500	(500)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	28,114	28,114
Balance as of March 31, 2025	3,080,022	7,700	700,000	1,750	(500)	8,564,021	(1,474,142)	11,348	(168,638)	6,941,539

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023, share split occurred on March 20, 2023, and share consolidation occurred on April 7, 2025 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Linkage Global Inc
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2026	2025
	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,670,078)	(3,087,359)

Adjustments to reconcile net loss to net cash used in operating activities:
Effect of exchange rate changes	428,462	202,551
Allowance for credit loss	229,474	1,344,218
Interest payable of convertible notes	460,357	1,555,689
Interest receivable from loan to third party	(390,808)	(386,261)
Stock-Based Compensation	—	1,209,000
Depreciation	53,377	22,205
Amortization of lease right-of-use assets	96,984	114,791
Inventory provision	7,262	4,328
Fair Value Change in Derivative Liability	(501,544)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(131,373)	(1,649,559)
Prepaid expenses and other current assets, net	(2,328,278)	(261,232)
Inventories, net	(7,517)	26,328
Accounts payable	(52,376)	(300,654)
Contract liabilities	(24,900)	(325,142)
Accrued expenses and other current liabilities	158,125	66,600
Amounts due from related parties	342,182	341,426
Amounts due to related parties	—	(314,238)
Tax payable	(11,942)	(166,753)
Operating lease liabilities	(83,034)	(134,909)
Net cash used in operating activities	(3,425,627)	(1,738,971)

Cash flow from investing activities
Proceed from interests on loan to third party	794,379	—
Repayments of loan to related parties	(727,721)	(99,876)
Proceed of loan from related parties	1,302,539	—
Loan to third party	—	(8,640,000)
Net cash provided by/(used in) investing activities	1,369,197	(8,739,876)

Cash flow from financing activities
Proceeds from issuance of Class A ordinary shares	1,500,000	—
Proceeds from issuance of convertible notes	412,000	9,002,368
Repayments of short-term debts	—	(32,810)
Repayments of long-term debts	(68,037)	(124,959)
Repayments of other long-term debts	—	(108,037)
Net cash provided by financing activities	1,843,963	8,736,562
Effect of exchange rate changes	11,161	69,634
Net change in cash and cash equivalents	(201,306)	(1,672,651)
Cash and cash equivalents, beginning of the period	734,711	2,000,732
Cash and cash equivalents, end of the period	533,405	328,081

Supplemental disclosures of cash flow information:
Income tax paid	11,942	—
Interest expense paid	2,797	33,056

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	3,310	155,160

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Linkage Global Inc

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Linkage Global Inc (“Linkage Cayman”, or the “Company”) was incorporated as an exempted limited liability company under the laws of the Cayman Islands on March 24, 2022. The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in cross-border product sales and integrated e-commerce services (including digital marketing services, training and consulting services) for e-commerce sellers in Japan, Hong Kong and the People’s Republic of China (the “PRC” or “China”).

As of the date of the financial statement, the Company’s major subsidiaries are as follows:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Linkage Holding (Hong Kong) Limited (“Linkage Holding”)*	April 13, 2022	100%	Investing holding company
Extend Co., Limited (“EXTEND”)	June 23, 2011	100%	Cross-border sales
Linkage Electronic Commerce Limited (“Linkage Electronic”)	March 11, 2022	100%	Cross-border sales
HQT Network Co., Limited (“HQT NETWORK”)	December 8, 2016	100%	Integrated E-commerce training services
Linkage (Fujian) Network Technology Limited (“Linkage Tech” or “WFOE”)	November 24, 2022	100%	Investing holding company
Fujian Chuancheng Internet Technology Limited (formerly known as “Fujian Haishi Cross border Education Technology Limited”)	March 2, 2021	100%	Integrated E-commerce training services
Fujian Chuancheng Digital Technology Limited	June 1, 2021	100%	Cross-border sales
Linkage Global U.S. Inc.	April 22, 2025	100%	Investing holding company

*	Linkage Holding began operations since 2023 as an investing holding company.

History of the Group and Reorganization

The Group carried out cross-border sales and integrated e-commerce services since June 2011 and December 2016, respectively. In anticipation of an initial public offering (“IPO”) of the Company’s equity securities in the United States capital market, Linkage Holding was incorporated by the Company in Hong Kong and Linkage Network was incorporated by Linkage Holding in Fujian, the PRC, as the Company’s direct and indirect wholly owned subsidiaries, on April 13, 2022 and November 24, 2022, respectively.

In connection with the IPO, the Group undertook a reorganization of its corporate structure (the “Reorganization”) in the following steps:

●	On April 30, 2022, Linkage Cayman acquired 100% of the equity interests in EXTEND from its original shareholder;

●	On October 31, 2022, Linkage Holding acquired 100% of the equity interests in HQT NETWORK from its original shareholder;

●	On September 28, 2022, Linkage Holding acquired 100% of the equity interests in Linkage Electronic from its original shareholder; and

●	On February 17, 2023, Linkage Network acquired 100% of the equity interests in Chuancheng Digital from its original shareholders.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, except for the number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Consequently, the Company, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above. The Company and its wholly-owned subsidiaries were effectively controlled by the same controlling shareholder immediately before and after the reorganization, and therefore the reorganization was accounted for as a recapitalization.

As a result, the Group’s unaudited interim condensed consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s financial position, its results of operations and its cash flows, as applicable, have been made. Interim results are not necessarily indicative of results to be expected for the full year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended September 30, 2025 and 2024.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, inventory provision, depreciable lives and recoverability of property and equipment, and the realization of deferred income tax assets, and valuation of stock-based compensation expense. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

Foreign currency transactions and translations

The Group’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and one of its subsidiaries incorporated in HK is Hong Kong dollars (“HKD”). The functional currency of the other two subsidiaries incorporated in HK is United States dollars (“US$”). The functional currency of the subsidiary which operates mainly in Japan uses Japanese Yen (“JPY”). The functional currency of the other subsidiaries which operate in China is Renminbi (“RMB”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the results of operations.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB, HKD and JPY against US$ may fluctuate and is affected by, among other things, changes in the political and economic conditions. Any significant revaluation of RMB, HKD or JPY may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited interim condensed consolidated financial statements:

Balance sheet items, except for equity accounts:

	As of March 31, 2026	As of September 30, 2025
RMB to US	US$1=RMB6.8980	US$1=RMB7.1190
JPY to US	US$1=JPY159.0800	US$1=JPY147.9700
HKD to US	US$1=HKD7.8400	US$1=HKD7.7809

Items in the statements of operations and comprehensive income, and statements of cash flows:

	For the six months ended March 31, 2026	For the six months ended March 31, 2025
RMB to US	US$1=RMB7.0061	US$1=RMB7.2308
JPY to US	US$1=JPY155.4750	US$1=JPY152.3937
HKD to US	US$1=HKD7.8400	US$1=HKD7.7771

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Accounts Receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023, and the impact on opening balance is $863,328. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific provision of credit loss when it is considered necessary, based on (i)the Company’s specific assessment of the collectability of all significant accounts, and (ii) any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The fact and circumstance of each account may require the Company to use substantial judgment in assessing its collectability, The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. The allowance for credit losses, as of March 31, 2026 and September 30, 2025 were $2,584,280 and $2,304,356, respectively.

Specific allowance for credit losses

The Group identify specific allowance for clients of fully managed e-commerce operation services business based on the credit term. There are 4 clients with account receivables of $4,468,852 as of March 31, 2026. The group provided credit terms from seven to nine months based on the company’s experience. Online stores usually invest a relatively large portion of their profits in advertising and promotions in the early stage. Generally, it will take seven to nine months before there is a certain amount of surplus funds. The allowance for credit losses was $913,523 and $751,838 for those four clients as of March 31, 2026 and September 30, 2025. The company conducted due diligence on clients in the early stage and it is expected that there is no risk of credit loss, so no credit loss had been accrued for amounts that have not yet reached the credit period.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For purposes of this section only, the term “Customers” shall mean (i) cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training, and software support services, (ii) media that pay the Company’s subsidiaries commissions. (iii) the owners of online store in fully managed e-commerce operation services business. (iv) the headset distributors of Headset Trademark and Patent Licensing business.

Inventories, net

Inventories, primarily consisting of finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. The Group records inventory valuation allowance for obsolete inventories based upon assumptions on current and future demand forecast. The Group reviews inventory to determine whether the carrying value exceeds the estimated net realizable value. If the inventory on hand is in excess of the estimated net realizable value, inventory valuation allowance is estimated and recorded by lowering the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. Once inventory valuation allowance is recorded, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory valuation allowance balance as of March 31, 2026 and September 30,2025 were $85,325 and $95,003, respectively.

Property and equipment, net

Property and equipment, other than freehold land, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Vehicle	4 – 6 years
Office equipment	3 – 5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of March 31,2026 and September 30, 2025, respectively.

Short-term loans to third parties

The Company provides short-term loans to third parties with maturities of less than one year, which are classified as current assets on the balance sheet. These short-term loans are initially recognized at the principal amount lent to the borrower.

Interest Recognition: For loans to third parties with maturities of less than one year, the Company has elected not to apply the effective interest method as permitted under US GAAP for short-term receivables. Instead, interest income is recognized on a straight-line basis over the loan term, which approximates the effective interest method given the short-term nature of these loans.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment: The Company assesses these short-term loans for impairment at each reporting date. If there is objective evidence of impairment, a loss allowance is recognized immediately in the income statement. The allowance is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows, discounted at the loan’s original effective interest rate.

Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718 “Compensation - Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the shorter period of the service or the vesting period of the stock-based compensation. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model. Determining the fair value of stock-based compensation at the grant date under this model requires judgment, including estimating volatility, employee stock option exercise behaviors and forfeiture rates. The assumptions used in calculating the fair value of stock-based compensation represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

When determining fair value of stock options, the Company considers the following assumptions in the Black-Scholes model:

●	Exercise price,

●	Expected dividends,

●	Expected volatility,

●	Risk-free interest rate; and

●	Expected life of option

Convertible notes

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. For share-settled convertible debt and convertible preferred stock, the if-converted method is typically used to account for diluted earnings per share. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The company adopted this standard beginning October 1, 2023. Following the adoption of ASU 2020-06 Convertible notes are recorded and disclosed as convertible notes payable, net of unamortized discount.

(1)	Convertible notes issued on September 18, 2024

On September 18, 2024, the Company entered into a securities purchase agreement (“SPA”) with certain institutional investors, pursuant to which, the Company issued to the investors (the “Holders”), (i) convertible promissory notes in the aggregate principal amount of US$10,830,000 (the “Par value”), bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 Class A Ordinary Shares (“Pre-delivery Shares”) of the Company in aggregate at the purchase price equal to par value of US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Holders have the right at any time upon issuance until the Outstanding Balance (the principal amount plus accrued but unpaid interest of being repaid, collection and enforcements costs incurred by lender, transfer, stamp, issuance and similar taxes and fees related to conversions, and any other fees or charges incurred under this convertible note as of any date of determination) has been paid in full, at their election, to convert all or any portion of the Outstanding Balance into shares at the price of the lower of (i) $1.20, or (ii) 70% of the lowest closing price of the Company’s ordinary shares during the 60-trading day period immediately preceding the date on which a conversion notice is provided to the Company.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In addition, pursuant to the securities purchase agreement, the Company has the option to prepay the notes with payment of an amount equal to 120% of the Outstanding Balance. In the event that the Company receives a delisting notice from the Nasdaq Stock Market LLC, the Holders have rights to request redemption of the notes by the Company. In the event that the Company has redeemed an amount equal to half of original principal amount in cash, any subsequent redemption in cash is subject to a twenty-five percent (25%) premium. The securities purchase agreement and the notes contain certain other representations and warranties, covenants and events of default customary for similar transactions.

On October 16, 2024 (the “Closing Date”), the Company completed its issuance and sale of the note and issuance of Class A Ordinary Shares pursuant to the securities purchase agreement. The gross proceeds from the sale of the notes were $10,000,000, prior to deducting transaction fees and estimated expenses. The Company intended to use the proceeds for working capital and general corporate purposes.

On December 18, 2024, the Company and the Holders entered into an amendment to SPA, pursuant to which, (i) the parties mutually agreed to add a conversion floor price of $0.24 per share to the convertible promissory notes, and (ii) the parties mutually agreed to add the maximum number of the conversion shares that each Note Investor may receive and the Company shall issue under the securities purchase agreement and applicable the convertible notes.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of US$2,325 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The Pre-delivery Shares were issued on October 16, 2024. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted earnings (loss) per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted earnings (loss) per share calculation.

(2)	Convertible notes issued on July 17, 2025

On July 17, 2025, the Company entered into a securities purchase agreement with an investor pursuant to which the Company may issue up to $30.0 million aggregate principal amount of senior unsecured convertible notes convertible into Class A ordinary shares of the Company. At the initial closing on July 17, 2025, the Company issued a senior unsecured convertible note with a principal amount of $3.5 million (the “Initial Note”). The Initial Note was issued at an original issue discount of 10%, bears interest at a rate of 10% per annum, and matures on July 17, 2027. The Notes are convertible at the option of the holder for a number of the Company’s Class A ordinary shares equal to 110% of the sum of (a) the portion of the outstanding principal and (b) accrued and unpaid interest. The conversion price (“Conversion Price”) is initially set at the closing price of the Company’s Class A ordinary shares on the trading day immediately prior to the closing date. The Conversion Price is subject to periodic downward adjustments every three months if the then-current Conversion Price exceeds an alternate conversion price (“Alternate Conversion Price). The Alternate Conversion Price is defined as the lowest of (i) the then-effective Conversion Price, (ii) 90% of the lowest 10-day volume weighted average price (“VWAP”) during the ten consecutive trading days prior to conversion, and (iii) a floor price (“Floor Price”). The Floor Price was initially set at $0.494 and is also subject to downward adjustment every six months to an amount equal to 20% of the lower of the then-current closing price or the five-day average closing price prior to the adjustment date.

On October 6, 2025, the Company and the investor entered into amendments to the Initial Note and the related registration rights agreement (the “Amendments”). The Amendments removed provisions that permitted adjustment of the Floor Price and revised the definition of the Alternate Conversion Price to the lower of (i) the Conversion Price then in effect and (ii) the greater of the Floor Price and 90% of the lowest daily VWAP of the Company’s Class A ordinary shares during the ten trading days immediately preceding the applicable conversion notice.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company evaluated the embedded features of the Initial Note in accordance with ASC 815, Derivatives and Hedging. The Company has not elected the fair value option to account for the Initial Note. The Company concluded that the conversion option embedded in the Initial Note should be bifurcated and accounted for separately as a derivative liability on the basis that: (i) the economic characteristics and risks of the conversion option are not clearly and closely related to the debt host; (ii) the conversion option itself as a separate instrument meets the definition of a derivative instrument under ASC 815-10-15-83; and (iii) the conversion option does not qualify for the scope exception for contracts indexed to the Company’s own shares and classified in shareholders’ equity. Certain holder-controlled redemption features were also not considered clearly and closely related to the debt host instrument under ASC 815-15-25-42 as the settlement is based on changes in factors other than interest rates nor credit risk. Therefore, those redemption features are required to be bifurcated and accounted for separately.

Upon issuance, the Company recognized the fair value of the embedded derivative features as derivative liabilities, with a corresponding debt discount recorded as a reduction to the carrying amount of the host debt. The host debt is subsequently accounted for at amortized cost using the effective interest method, and the debt discount is amortized to interest expense over the term of the Initial Note. The derivative liabilities are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

Fair value measurement on Derivative Liability – Embedded Conversion Option.

The Company identifies derivative instruments arising from the embedded conversion option of debt. The fair value of the derivative liability is considered a level 3 valuation and is determined using the binominal valuation model. As of March 31, 2026, the fair value of the derivative liability was $285,128. The change for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Amount
Fair value as of July 17, 2025	$871,029
Change in Fair Value	16,202
Fair value as of September 30, 2025	$887,231
Change in Fair Value	(501,544)
Less convertible notes conversions	(100,559)
Fair value as of March 31, 2026	$285,128

The significant unobservable inputs used in the measurement of fair value of derivative liability as of March 31, 2026 are as follows:

	CB@2025/07/17	CB@2025/09/30	CB@2025/10/06	CB@2025/12/31
Expected term (in years)	2.0	1.8	1.78	1.55
Volatility	55.18%	52.67%	52.97%	67.43%
Risk free interest rate	3.99%	3.69%	3.69%	3.47%
Dividend yield	0.00%	0.00%	0.00%	0.00%

	CB@2026/01/06	CB@2026/01/07	CB@2026/01/13	CB@2026/01/22
Expected term (in years)	1.53	1.53	1.51	1.49
Volatility	67.58%	67.54%	67.77%	66.84%
Risk free interest rate	3.46%	3.47%	3.51%	3.57%
Dividend yield	0.00%	0.00%	0.00%	0.00%

	CB@2026/01/23	CB@2026/02/02	CB@2026/03/04	CB@2026/03/17
Expected term (in years)	1.48	1.46	1.37	1.33
Volatility	66.97%	67.34%	62.45%	60.69%
Risk free interest rate	3.56%	3.53%	3.56%	3.64%
Dividend yield	0.00%	0.00%	0.00%	0.00%

CB@2026/03/31
Expected term (in years)	1.30
Volatility	59.77%
Risk free interest rate	3.74%
Dividend yield	0.00%

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, loan to third party, other receivables included in prepayments and other current assets, short-term debts, long-term debts, accounts payable, amounts due to related parties, and other payables included in accrued expenses and other current liabilities. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings.

Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Group’s revenues are mainly generated from (i) cross-border sales, (ii) integrated e-commerce services, (iii) fully managed e-commerce operation services.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with Customers are recognized when control of the promised goods or services is transferred to the Group’s Customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). To achieve the core principle of this standard, the Group applied the following five steps:

1.	Identification of the contract, or contracts, with the Customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Cross-border sales

The Group engages in the sale of food, beauty products, health products and other consumer products in Asia, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by transferring products to the designated location. In accordance with the Group’s customary business practices, for international sales, the delivery term is “Cost and Freight” (“CFR”, formerly known as “C&F”, which the seller bears the freight costs) and “Free on Board” (“FOB”, which the buyer bears the freight costs) shipping point. The majority of transactions were based on FOB. Under both delivery terms, once the products are loaded on board, control of products has transferred. Since shipping activities are performed after customers obtain control of the products, the Group elects to account for shipping as activities to fulfill the promise to transfer the goods, in accordance with ASC 606-10-25-18B. Therefore, freight costs are accrued when products are delivered to the designated location, before shipping activities occur. For the remaining domestic sales, the control of products has transferred upon the time when the products are delivered to the place designated by customers. Shipping activities are performed before customers obtain control of the goods, and hence, should not be considered a separate performance obligation. As a result, both cost of goods and freight costs are recognized at the same time when products are delivered to the designated location, after shipping activities are completed. Revenue generated from cross-border sales is recognized based on the product value specified in the contract at a point in time when the control of products has transferred for both international sales and domestic sales.

The Company has two logistics methods. For the products exported from mainland China, the suppliers will directly deliver them to customers. For the products purchased directly from suppliers in Japan, the Company has its own warehouse in Japan. The products will be first sent to the company’s warehouse and then delivered to the customers.

For products shipped directly from suppliers to customers, pursuant to ASC 606-10-55-37A(a), the Group concludes that it obtains control of the products as the Group is primarily responsible for the contract and has pricing discretion. The Group is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Group establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Group considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

For products shipped from the Group to customers, the Group considers itself the principal because it is in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

Headset Trademark and Patent Licensing

The Group enters into contracts with customers for the licensing of its headphone trademarks “Click Clack” and audio algorithm patents. The trademarks and related algorithm patents are combined as a single performance obligation within each contract, as they are highly interdependent and interrelated to deliver a combined licensed right to customers.

The Company does not participate in the production or sales of headphones. It charges customers a fixed royalty of US$10 per unit sold for the above licensed rights, and future functional upgrades are not covered by this fee.

Revenue for this performance obligation is recognized at a point in time when control of the combined license right is transferred to the customer, in accordance with the revenue recognition guidance. Considering the Group’s role as an agent without assuming principal responsibilities for production and sales activities, revenue from licensing is accounted for on a net basis. No corresponding cost of sales is recognized for such licensing revenue.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Integrated e-commerce services

The Group partners with premium social media platforms and provides digital marketing solutions to meet the needs of Customers and other cross-border e-commerce sellers and suppliers (the “Merchants”).

For digital marketing services, the Group acts as an authorized agent advocating Merchants to display ads on social media platforms. In return, the Group receives commission from social media platforms. Over the contract period, the Group continues to receive commissions from social media platforms over the contractual period when Merchants placed ads on the social media platforms. Revenue from digital marketing services is recognized over the contractual period for actual qualifying ads placed calculated by social media platforms. The Group has adopted “right to invoice” practical expedient and recognizes revenues based on quarterly billing reports received from social media platforms. The Group considers itself the agent because it is not primarily responsible for fulfilling the promise to render digital marketing services. Therefore, such revenues are reported on a net basis. During the reporting period, all the revenue of the digital marketing services was generated from the Group acting as an authorized agent on behalf of social media platforms.

Fully managed e-commerce operation services

The Group provides fully managed e-commerce operation services for sellers on Japanese cross-border e-commerce platforms.

Usually, our clients have their own factories and products, and they open online stores on Japanese e-commerce platforms and then entrust the daily management and marketing of the stores to the group for full handling. The services mainly included:

1.	Online shop setup: 1) store page design and decoration, 2) payment Settings, 3) products listing.

2.	Online shop promotion: design marketing plans and product combinations to attract customers.

3.	Customer service: post-sales customer service.

The clients only need to be responsible for the delivery of goods. The Group charges 10% of the GMV(Gross Merchandise Volume) of the online shop as a service commission. The Group considers itself the agent because the online shops and inventories are owned by clients, the group only provides services and does not have the control right over the stores and inventories, neither bears the inventory risks. Therefore, such revenues are reported on a net basis.

For other integrated e-commerce services revenue is generated from e-commerce related training/consulting services and running TikTok anchors agent. For training/consulting services, the Group fulfils its performance obligation by providing e-commerce related training/consulting services, and revenue is recognized over the service period. For running TikTok anchors agent, the group charges management fee and commission monthly based on the live stream income from TikTok platform.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to Customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of March 31, 2026 and September 30, 2025.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue which primarily arises from cross-border sales amounted to $54,811 and $79,711 as of March 31, 2026 and September 30, 2025, respectively. Revenue recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period was $26,039 and $181,337 for the six months ended March 31, 2026 and 2025. The Group expects to recognize this balance as revenue over the next 12 months.

Cost of revenues

Cost of revenues consists primarily of (i) cost of goods sold for cross-border sales; (ii) commission costs for digital marketing services; and (iii) the salaries of the staff in the e-commerce operation department for fully managed e-commerce operation services.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals; and (ii) technology services fee. Research and development expenses are expensed as incurred.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses; (ii) freight; and (iii) the advertising costs and market promotion expenses. The advertising costs were $1,492,818 and $758 for the six months ended March 31, 2026 and 2025, respectively. The advertising costs and market promotion expenses are expensed as incurred. The freight for sales of goods was included in selling and marketing expenses. The freight costs are expenses when incurred. The freight costs were $20 and $7,453 for the six months ended March 31, 2026 and 2025, respectively.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental cost for offices; (iii) depreciation expenses; (iv) consulting fees; and (v) allowance for credit loss.

Employee benefits

The Company’s subsidiaries participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included in research and development expenses, selling and marketing expenses and general and administrative expenses in the accompanying consolidated statements of comprehensive income amounted to $40,658 and $31,048 for the six months ended March 31, 2026 and 2025, respectively.

Leases

On October 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842), using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before October 1, 2022. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Company’s lease agreements contained renewal options; however, the Company did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Company was reasonably certain of renewing the lease at inception or when a triggering event occurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740, Income taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary Differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating uncertain tax positions and determining provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended March 31, 2026 and 2025, respectively. As of March 31, 2026 and September 30, 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

VAT

The Company’s PRC subsidiaries are subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2019. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

Consumption tax

The Japanese subsidiary is subject to consumption tax. The Consumption Tax Act (Act No. 108 of December 30, 1988, as amended) provides for a multi-step, broad-based tax imposed on most transactions in goods and services in Japan. Consumption tax is assessed at each stage of the manufacturing, importing, wholesale, and retail process. The current consumption tax rate is generally 10%, with an 8% rate applying to a limited number of exceptions.

Government subsidies

Government subsidies consist of cash subsidies received by the Group from the PRC local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. Government grants received related to the purchases of long-term assets are used to net the cost of the respective assets.

The Group recorded government subsidies of $282 and $13,830 for the six months ended March 31, 2026 and 2025, respectively.

Statutory reserves

In accordance with the Companies Law of the People’s Republic of China, the Company’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the six months ended March 31, 2026 and 2025, nil and nil appropriation were made to the statutory surplus fund and discretionary surplus fund by one of the Company’s PRC subsidiaries.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Two-class method

Based on the ASC 260, a reporting entity may have two classes of common stock that have identical rights and privileges, except for voting rights. Generally, the two classes can be combined and presented as one class for EPS purposes when the only difference is related to voting rights, but the classes otherwise share equally in dividends and residual net assets on a per share basis. In this situation, a reporting entity should clearly indicate that the earnings per share amounts reflect both classes of common stock and should appropriately disclose the facts and circumstances in the footnotes.

Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2026 and September 30, 2025, there was no dilution impact.

Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2)	the component of an entity or group of components of an entity is disposed of by sale;

(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

The Company assesses whether a deregistered subsidiary is required to be presented as discontinued operation in its consolidated financial statements on the deconsolidation date. This assessment is based on whether or not the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results.

The revenue contributed by HQT was nil and USD 76,907 for the six months ended March 31, 2026 and for the year ended September 30, 2025, accounting for only 0% and 2% of the group’s total revenue for the six months ended March 31, 2026 and for the year ended September 30, 2025, respectively. The total asset of HQT was Nil as of March 31, 2026. Besides, the deregistration of HQT did not represent a strategic shift as the Digital Marketing Services provided by HQT was no longer a material part of the Company’s business since 2024. Hence, the deregistration of HQT did not meet the criteria for presentation as a discontinued operation.

Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker, CEO, reviews segment results when making decisions about allocating resources and assessing performance of the Group.

As a result of the assessment made by CODM, the Group has two operating segments: EXTEND, and other subsidiaries. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Group’s reportable segments are business units operate in different countries. EXTEND operates in Japan, which is subject to different regulatory environment than other subsidiaries which operate in the PRC and Hong Kong.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023. The Group evaluated that the impact of the adoption of this ASU on the Group’s unaudited interim condensed consolidated financial statements was immaterial.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited interim condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures. The Group has adopted ASU 2023-09 on a modified retrospective basis since October 1, 2025.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) and No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which will require additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard will be effective for public companies for fiscal years beginning after December 15, 2025, and interim periods within fiscal years beginning after December 15, 2025.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

3. SEGMENT INFORMATION

The CODMs review financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODMs, the Group has two reportable segments, including EXTEND from Japan, and other subsidiaries from Hong Kong and PRC. The Group’s CODMs evaluate performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the six months ended March 31, 2026
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$6,864	$2,612,064	$2,618,928
Segment losses before tax	$(110,983)	$(1,559,095)	$(1,670,078)

	For the six months ended March 31, 2025
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$431,599	$3,070,348	$3,501,947
Segment losses before tax	$(111,181)	$(2,976,178)	$(3,087,359)

The total assets from continuing operations by segments as of March 31, 2026 and September 30, 2025 were as follows:

	As of March 31, 2026	As of September 30, 2025
Segment assets
EXTEND	$281,829	$386,047
Other subsidiaries	21,478,632	20,965,583
Total segment assets	$21,760,461	$21,351,630

The property and equipment, net from continuing operations by segments as of March 31, 2026 and September 30, 2025 were as follows:

	As of March 31, 2026	As of September 30, 2025
Property and equipment, net
EXTEND	$—	$—
Other subsidiaries	171,644	222,266
Total property and equipment, net	$171,644	$222,266

The right-of-use assets, net from continuing operations by segments as of March 31, 2026 and September 30, 2025 were as follows:

	As of March 31, 2026	As of September 30, 2025
Right-of-use assets, net
EXTEND	$105,800	$27,335
Other subsidiaries	320,811	378,649
Total right-of-use assets, net	$426,611	$405,984

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

4. REVENUE

The following table disaggregates the Group’s revenue for the six months ended March 31, 2026 and 2025

	For the Six Months Ended March 31,
	2026	2025
By revenue streams
Cross-border sales	$8,278	$800,751
Headset Trademark and Patent Licensing	720,000	—
Integrated e-commerce services
Fully managed e-commerce operation services	1,864,191	2,591,308
Digital marketing services	—	76,907
Others	26,459	32,981
Total	$2,618,928	$3,501,947

5. INVENTORIES, NET

Inventories consisted of the following:

	As of March 31, 2026	As of September 30, 2025
Finished goods	$87,598	$97,021
Inventory valuation allowance	(85,325)	(95,003)
Inventories, net	$2,273	$2,018

Movement of inventory valuation allowance is as follows:

	As of March 31, 2026	As of September 30, 2025
Balance at the beginning of the period	$95,003	$93,037
Addition	7,262	7,570
Write-offs	(2,566)	(2,675)
Foreign currency translation adjustment	(14,374)	(2,929)
Balance at the end of the period	$85,325	$95,003

6. ACCOUNT RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of March 31, 2026	As of September 30, 2025
Accounts receivable	$7,031,101	$7,277,740
Allowance for credit loss	(2,584,280)	(2,304,356)
Total accounts receivable, net	$4,446,821	$4,973,384

Movements of allowance for credit loss are as follows:

	As of March 31, 2026	As of September 30, 2025
Beginning balance	$2,304,356	$1,112,315
Adoption ASU 2016-13	229,474	1,951,083
Recovery of provision	—	—
Write off	—	(739,689)
Exchange rate effect	50,450	(19,353)
Ending balance	$2,584,280	$2,304,356

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of March 31, 2026	As of September 30, 2025
Tax refunds(1)	$86,042	$109,401
Deposits	30,657	32,068
Advance to suppliers(2)	1,295,177	1,110,819
Prepaid expenses(3)	4,429,741	2,254,030
Convertible Note, Current—Subscription Receivable(4)	—	412,000
Others	3,582	10,603
Prepayments and other current assets, net	$5,845,199	3,928,921

(1)	Tax refunds consist of consumption tax and VAT refund for export business. The Group is eligible for consumption tax and VAT refund for cross-border products sales in Japan and China.

(2)	Due to the company’s plan to launch a TikTok business in Japan, it signed a procurement agreement with a Hong Kong trading company and made an advance payment of $1 million for the purchase of 3C electronic products such as headphones.

(3)	To expand its e-commerce business in overseas markets, the Company entered into one-year cooperation agreements with serval advertising and marketing firms. These firms are responsible for the product traffic acquisition of the Company on overseas platforms such as Facebook and TikTok. The total advertising input amounted to $6,208,564, which is amortized into sales expenses on a quarterly basis in accordance with the settlement documents.

(4)	The Company issued convertible notes in July 2025, of which $450,000 remained uncollected. The amount after deducting related fees was $412,000, which was received in December 2025.

8. SHORT TERM LOAN TO THIRD PARTY

The Company signed a loan agreement with a third party Short Selling Capital Group Limited to provide short term loans on September 26, 2024. As of March 31, 2026 and September 30, 2025, the short-term loan to third party consists of the following:

Borrower	Annual Interest Rate	Maturity		As of March 31, 2026
Short Selling Capital Group Limited	9.00%	09/26/2024	09/25/2026	$9,000,000
Extreme Craftsman (Hong Kong) Limited	4.00%	09/03/2025	09/02/2026	490,050
Interest receivable from loan to third party(1)				390,808
Total				$9,880,858

Borrower	Annual Interest Rate	Maturity		As of September 30, 2025
Short Selling Capital Group Limited	9.00%	09/26/2024	09/25/2026	$9,000,000
Extreme Craftsman (Hong Kong) Limited	4.00%	09/03/2025	09/02/2026	490,050
Interest receivable from loan to third party(1)				794,379
Total				$10,284,429

The interest income from loan to third party were $390,808 and $386,261 for the six months ended March 31, 2026 and 2025.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of March 31, 2026	As of September 30, 2025
Cost
Office equipment	$31,053	$30,212
Vehicle	460,958	459,487
Leasehold improvement	56,902	56,459
	548,913	546,158

Less: accumulated depreciation and amortization	(377,269)	(323,892)
Property and equipment, net	$171,644	$222,266

(1)	Depreciation expense was $53,377 and $22,205 for the six months ended March 31, 2026 and 2025, respectively.

(2)	No impairment loss was recognized for the six months ended March 31, 2026 and 2025, respectively.

10. LEASING

The Group has operating leases for offices and warehouses. The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of March 31, 2026	As of September 30, 2025
Operating lease right-of-use assets, net	$426,611	$405,984
Operating lease liabilities-current	192,434	148,227
Operating lease liabilities-non-current	251,043	263,983
Total operating lease liabilities	$443,477	$412,210

The components of lease expenses were as follows:

	For the six months ended March 31, 2026	For the six months ended March 31, 2025
Lease cost
Amortization of right-of-use assets	$96,984	$114,791
Interest of operating lease liabilities	6,972	11,730
Total lease cost	$103,956	$126,521

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

10. LEASING (cont.)

The weighted average remaining lease term was approximately 2.74 years as of March 31, 2026, and the weighted average discount rate was 3.16% for the six months ended March 31, 2026.

The maturities of lease liabilities in accordance with Leases (ASC 842) in each of the next five years as of March 31, 2026 were as follows:

USD
2026	101,483
2027	202,966
2028	154,939
2029	—
2030	—
Total minimum lease payments	459,388

Less: Interest	(15,911)
Present value of lease obligations	443,477
Less: Current portion	192,434
Non - current portion of lease obligations	251,043

11. LONG-TERM DEBTS

As of March 31, 2026 and September 30, 2025, long-term debts consist of the following:

				As of March 31, 2026		As of September 30, 2025
Bank and other financial institution	Annual Interest Rate	Start	End	Long- term	Long- term (current portions)	Long- term	Long- term (current portions)	Pledge
				USD		USD
The Shoko Chukin Bank	1.11%	05/26/2020	04/25/2030	58,687	19,009	73,312	20,437
Mizuho Bank	2.00%	06/01/2021	06/01/2031	80,148	18,858	96,303	20,274
Japan Finance Corporation	1.11%	07/16/2020	06/30/2030	100,453	34,322	125,025	36,899
Japan Finance Corporation	0.46%	06/09/2020	04/20/2030	59,542	19,311	74,393	20,761
Japan Finance Corporation	0.38%	04/23/2021	03/20/2031	25,113	6,946	30,445	7,468
Kiraboshi Bank	0.50%	06/27/2023	05/30/2032	232,588	40,861	270,325	43,928
				556,531	139,307	669,805	149,767

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

11. LONG-TERM DEBTS (cont.)

The long-term debts as of March 31, 2026 were primarily obtained from four banks, with interest rates ranging from 0.38% to 2.00% per annum. The long-term debts as of September 30, 2025 were primarily obtained from four banks, with interest rates ranging from 0.38% to 2.00% per annum. The interest expenses were $3,847 and $33,020 for the six months ended March 31, 2026 and 2025, respectively.

The weighted average interest rates of long-term debts outstanding were 0.89% and 0.89% per annum as of March 31, 2026 and September 30, 2025, respectively.

The Group was not subject to any financial covenants as of March 31, 2026 and September 30, 2025.

Debt Maturities

The contractual maturities of the Group’s long-term debts as of March 31, 2026 were as follows:

Principle amount
Within 1 year	$139,307
1 – 2 years	132,990
2 – 3 years	132,990
3 – 4 years	106,663
4 – 5 years	89,533
Over 5 years	94,355
Total	$695,838

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31, 2026	As of September 30, 2025
Accrued payroll and welfare	$186,326	$169,841
Tax Payable	49,721	61,982
Accrued service fee	198,243	25,913
Others	6,755	25,184
Total	$441,045	$282,920

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

13. CONVERTIBLE NOTES

(1)	Convertible notes issued on September 18, 2024

On September 18, 2024, the Company entered into a securities purchase agreement (“SPA”) with certain institutional investors, pursuant to which, the Company issued to the investors (the “Holders”), (i) convertible promissory notes in the aggregate principal amount of US$10,830,000 (the “Par value”), bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 Class A Ordinary Shares (“Pre-delivery Shares”) of the Company in aggregate at the purchase price equal to par value of US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Holders have the right at any time upon issuance until the Outstanding Balance (the principal amount plus accrued but unpaid interest of being repaid, collection and enforcements costs incurred by lender, transfer, stamp, issuance and similar taxes and fees related to conversions, and any other fees or charges incurred under this convertible note as of any date of determination) has been paid in full, at their election, to convert all or any portion of the Outstanding Balance into shares at the price of the lower of (i) $1.20, or (ii) 70% of the lowest closing price of the Company’s ordinary shares during the 60-trading day period immediately preceding the date on which a conversion notice is provided to the Company.

In addition, pursuant to the securities purchase agreement, the Company has the option to prepay the notes with payment of an amount equal to 120% of the Outstanding Balance. In the event that the Company receives a delisting notice from the Nasdaq Stock Market LLC, the Holders have rights to request redemption of the notes by the Company. In the event that the Company has redeemed an amount equal to half of original principal amount in cash, any subsequent redemption in cash is subject to a twenty-five percent (25%) premium. The securities purchase agreement and the notes contain certain other representations and warranties, covenants and events of default customary for similar transactions.

On October 16, 2024 (the “Closing Date”), the Company completed its issuance and sale of the note and issuance of Class A Ordinary Shares pursuant to the securities purchase agreement. The gross proceeds from the sale of the notes were $10,000,000, prior to deducting transaction fees and estimated expenses. The Company intended to use the proceeds for working capital and general corporate purposes.

On December 18, 2024, the Company and the Holders entered into an amendment to SPA, pursuant to which, (i) the parties mutually agreed to add a conversion floor price of $0.24 per share to the convertible promissory notes, and (ii) the parties mutually agreed to add the maximum number of the conversion shares that each Note Investor may receive and the Company shall issue under the securities purchase agreement and applicable the convertible notes.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of US$2,325 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The Pre-delivery Shares were issued on October 16, 2025. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted earnings (loss) per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted earnings (loss) per share calculation.

The principal of the convertible notes, together with accrued interest, totaling $10,881,492 was fully converted into equity shares on July 1, 2025. The conversion price was $2.4 per share, representing a total of 4,512,500 converted shares, of which 930,000 shares were issued as consideration at the time of the convertible notes’ issuance.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

13. CONVERTIBLE NOTES (cont.)

(2)	Convertible notes issued on July 17, 2025

On July 17, 2025, the Company entered into a securities purchase agreement with an investor pursuant to which the Company may issue up to $30.0 million aggregate principal amount of senior unsecured convertible notes convertible into Class A ordinary shares of the Company. At the initial closing on July 17, 2025, the Company issued a senior unsecured convertible note with a principal amount of $3.5 million (the “Initial Note”). The Initial Note was issued at an original issue discount of 10%, bears interest at a rate of 10% per annum, and matures on July 17, 2027. The Notes are convertible at the option of the holder for a number of the Company’s Class A ordinary shares equal to 110% of the sum of (a) the portion of the outstanding principal and (b) accrued and unpaid interest. The conversion price (“Conversion Price”) is initially set at the closing price of the Company’s Class A ordinary shares on the trading day immediately prior to the closing date. The Conversion Price is subject to periodic downward adjustments every three months if the then-current Conversion Price exceeds an alternate conversion price (“Alternate Conversion Price). The Alternate Conversion Price is defined as the lowest of (i) the then-effective Conversion Price, (ii) 90% of the lowest 10-day volume weighted average price (“VWAP”) during the ten consecutive trading days prior to conversion, and (iii) a floor price (“Floor Price”). The Floor Price was initially set at $0.494 and is also subject to downward adjustment every six months to an amount equal to 20% of the lower of the then-current closing price or the five-day average closing price prior to the adjustment date.

On October 6, 2025, the Company and the investor entered into amendments to the Initial Note and the related registration rights agreement (the “Amendments”). The Amendments removed provisions that permitted adjustment of the Floor Price and revised the definition of the Alternate Conversion Price to the lower of (i) the Conversion Price then in effect and (ii) the greater of the Floor Price and 90% of the lowest daily VWAP of the Company’s Class A ordinary shares during the ten trading days immediately preceding the applicable conversion notice.

The Company evaluated the embedded features of the Initial Note in accordance with ASC 815, Derivatives and Hedging. The Company has not elected the fair value option to account for the Initial Note. The Company concluded that the conversion option embedded in the Initial Note should be bifurcated and accounted for separately as a derivative liability on the basis that: (i) the economic characteristics and risks of the conversion option are not clearly and closely related to the debt host; (ii) the conversion option itself as a separate instrument meets the definition of a derivative instrument under ASC 815-10-15-83; and (iii) the conversion option does not qualify for the scope exception for contracts indexed to the Company’s own shares and classified in shareholders’ equity. Certain holder-controlled redemption features were also not considered clearly and closely related to the debt host instrument under ASC 815-15-25-42 as the settlement is based on changes in factors other than interest rates nor credit risk. Therefore, those redemption features are required to be bifurcated and accounted for separately.

Upon issuance, the Company recognized the fair value of the embedded derivative features as derivative liabilities, with a corresponding debt discount recorded as a reduction to the carrying amount of the host debt. The host debt is subsequently accounted for at amortized cost using the effective interest method, and the debt discount is amortized to interest expense over the term of the Initial Note. The derivative liabilities are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The amortized cost of the convertible notes as of March 31, 2026 consisted of the following:

As of March 31,
2026
Convertible notes- Issued in July, 2025	$3,500,000
Less debt issuance cost	(356,000)
Less debt discount	(350,000)
Fair value of Conversion Option as of July 17, 2025	(871,029)
Convertible Notes	1,922,971
Add amortization of issuance cost	377,726
Less convertible notes conversions	(466,245)
Total Convertible Notes	1,834,452
Interest payable of convertible notes	226,398
Total convertible notes and interest payable of convertible notes	$2,060,850

Based on the calculation model, the internal rate of return of the convertible notes is 65.77%.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

13. CONVERTIBLE NOTES (cont.)

Fair value measurement on Derivative Liability – Embedded Conversion Option.

The Company identifies derivative instruments arising from the embedded conversion option of debt. The fair value of the derivative liability is considered a level 3 valuation and is determined using the binominal valuation model. As of March 31, 2026, the fair value of the derivative liability was $285,128. The change for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Amount
Fair value as of July 17, 2025	$871,029
Change in Fair Value	16,202
Fair value as of September 30, 2025	$887,231
Change in Fair Value	(501,544)
Less convertible notes conversions	(100,559)
Fair value as of March 31, 2026	$285,128

14. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for qualified corporations, and assessable profits above HK$2,000,000 will be taxed at 16.5%. The assessable profits of corporations which is not qualifying for the two-tiered profits tax rates regime, will continue to be taxed at a flat rate of 16.5%.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis.

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the six months ended March 31, 2026 and 2025 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 36.8% and 36.8% for the six months ended March 31, 2026 and 2025, respectively.

The effective income tax rate was approximately 0% and -12.39% for the six months ended March 31, 2026 and 2025, respectively.

The income tax expenses consist of the following components:

	For the six months ended March 31,
	2026	2025
Current income tax expenses	$—	340,441
Deferred income tax benefit	—	—
Total income tax expenses	$—	$340,441

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

14. INCOME TAXES (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at Japan statutory rate is as follows:

	For the six months ended March 31,
	2026	2025
Loss before income tax expenses	$(1,670,078)	$(2,746,918)
Computed income tax benefit with statutory tax rate	(615,034)	(1,011,597)
Effect of preferential tax rate	19	(21,205)
Impact of different tax rates in other jurisdictions	214,875	821,728
Non-deductible expenses	16,601	2,988
Utilized tax gain	—	—
Changes in valuation allowance	383,539	548,527
Income tax expenses	$—	$340,441

(1)	Since the company’s main place of business is in Japan, the Japanese tax rate has been chosen as the statutory tax rate.

As of March 31, 2026 and September 30, 2025, the significant components of the deferred tax assets are summarized below:

	As of March 31, 2026	As of September 30, 2025
Deferred tax assets:
Net operating loss carried forward	$2,880,266	$2,479,634
Unrealized foreign exchange loss	(43,244)	(30,668)
Total deferred tax assets	2,837,022	2,448,966
Valuation allowance	(2,837,022)	(2,448,966)
Deferred tax assets, net of valuation allowance	$—	$—

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of March 31, 2026 and September 30, 2025. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group has recognized a valuation allowance of $2,837,022 and $2,448,966 as of March 31, 2026 and September 30, 2025, respectively.

Changes in valuation allowance are as follows:

	As of March 31, 2026	As of September 30, 2025
Valuation allowance:
Balance at beginning of the year	$2,448,966	$1,310,463
Additions	382,859	1,157,678
Loss utilized	—	—
Exchange difference	5,197	(19,175)
Balance at end of the year	$2,837,022	$2,448,966

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

14. INCOME TAXES (cont.)

As of March 31, 2026 net operating loss carryforwards will expire, if unused, in the following amounts:

2026	$146,286
2027	514,331
2028	1,592,564
2029	1,689,118
2030	7,480,918
2031	1,374,204
Total	$12,797,421

15. EQUITY

Ordinary Shares

The Company’s authorized 200,000,000 ordinary shares of par value US$0.00025. On March 24, 2022, the Company issued 20,000,000 ordinary shares. The shares and per share information are presented on a retroactive basis for the periods presented, to reflect the reorganization completed on February 17, 2023.

On March 20, 2023, a resolution of the shareholders of the Company was adopted to subdivide all of the Company’s ordinary shares on the basis of 1:4000. As a result of the share-split, the authorized share capital of the Company was $50,000 divided into 200,000,000 shares of a par value of $0.00025 each.

On December 17, 2023, the Company closed its initial public offering of 1,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $6,000,000 in gross proceeds. The Company raised total net proceeds of $5,356,417 after deducting underwriting discounts and commissions and offering expenses.

On October 11, 2024, a resolution of the shareholders of the Company was adopted to authorize share capital be re-designated and re-classified as follows with immediate effect (the “Share Capital Reorganization”):

(a) each share in issue immediately following the Share Capital Reorganization, which is 21,500,000 shares of par value US$0.00025 each (the “Shares”), each be re-designated and re-classified into one Class A ordinary share of par value US$0.00025 each (the “Class A Shares”); (b) 5,000,000 of the remaining authorized but unissued Shares each be re-designated and re-classified into one Class B ordinary share of par value US$0.00025 each (the “Class B Shares”); and (c) each of the remaining authorized but unissued Shares, which is 173,500,000 Shares of par value US$0.00025 each, each be re-designated and re-classified into one Class A Share of par value US$0.00025 each, such that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each.

On October 16, 2024, the Company completed transactions contemplated under that certain securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which, the Company issued to the Investors, (i) convertible promissory notes in the aggregate principal amount of US$10,830,000, bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 class A ordinary shares of the Company in aggregate at the purchase price equal to par value US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes.

On November 7, 2024, a resolution of the directors of the Company was adopted to issue 5,000,000 Class B ordinary shares of par value US$0.00025 each (the New Shares) to Wu Zhihua, at a subscription price of US$0.00025 per share (the New Share Issuance), for the purpose of compensation.

On January 27, 2025, a resolution of the shareholders of the Company was adopted to approve that, the authorized share capital of the Company be immediately increased from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each to US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each (the “Share Capital Increase”).

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

15. EQUITY (cont.)

On March 13, 2025, the Company repurchased 2,000,000 Class A ordinary shares of par value US$0.00025 each (the Class A Ordinary Shares) from Smart Bloom Global Limited at par value (the Class A Share Repurchase), and (ii) the Company issue 2,000,000 Class B ordinary shares of par value US$0.00025 each (Class B Ordinary Shares) to WU Zhihua, the controlling shareholder of Smart Bloom Global Limited (the Class B Share Issuance) in accordance with the terms of the share application letter from WU Zhihua (the Share Application Letter). The Company proposes to allocate the proceeds from the Class B Share Issuance to pay for the Class A Share Repurchase.

On April 7, 2025, the Company consolidated each 10 shares into 1 share. After the Share Consolidation, the authorized share capital of the Company be immediately decreased from US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.0025 each into US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B ordinary shares with a par value of US$0.0025 each.

On May 14, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 4 non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 4,000,000 ordinary shares (the “Shares”), par value $0.0025 per share, at a purchase price per share of $0.50, for gross proceeds of $2,000,000, of which proceeds will be used for working capital and other general corporate purposes. The Private Placement closed on June 6, 2025.

On July 1, 2025, The principal of the convertible notes, together with accrued interest, totaling $10,881,492 was fully converted into equity shares. The conversion price was $2.4 per share, representing a total of 4,512,500 converted shares, of which 930,000 shares were issued as consideration at the time of the convertible notes’ issuance.

On November 24, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 689,655 Class A ordinary shares (the “Shares”), par value $0.0025 per share, at a purchase price per share of $1.45, for gross proceeds of approximately $1,000,000, of which proceeds will be used for working capital and other general corporate purposes.

On March 18, 2026, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with one investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 833,333 ass A ordinary shares (the “Shares”), par value $0.0025 per share, of the Company at a purchase price per share of $0.60, for gross proceeds of $500,000. The net proceeds will be used for general corporate purposes, including working capital and the expansion of the Company’s cross-border sales operations.

From December 31, 2025 to March 31, 2026, $566,803 of the convertible notes was converted into 384,030 equity shares. The average conversion price was $1.48 per share.

Treasury Shares

Repurchasing of treasury shares resolved at the Board of Directors meeting held on January 19, 2025. The Company repurchase 2,000,000 Class A ordinary shares of par value US$0.00025 each (the Class A Ordinary Shares) from Smart Bloom Global Limited at par value (the Class A Share Repurchase), and (ii) the Company issue 2,000,000 Class B ordinary shares of par value US$0.00025 each (Class B Ordinary Shares) to WU Zhihua, the controlling shareholder of Smart Bloom Global Limited (the Class B Share Issuance) in accordance with the terms of the share application letter from WU Zhihua (the Share Application Letter). The Company proposes to allocate the proceeds from the Class B Share Issuance to pay for the Class A Share Repurchase.

Details of matters relating to repurchase

Number of Class A ordinary shares repurchased (Shares consolidated each 10 shares into 1 share)	200,000
Total purchase price for repurchase of shares	$500

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

15. EQUITY (cont.)

Statutory Reserve

A portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, and the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Company’s Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of March 31, 2026 and September 30, 2025, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $1,206,886 and $1,206,886, respectively.

16. OTHER NON-OPERATING INCOME

Others, non-operating income consisted of the following:

	For the six months ended March 31,
	2026	2025
Rental income(1)	$21,239	$22,573
Tax subsidies and deductions	15	2,119
Government subsidies	282	13,830
Others income(2)	26,925	349,294
Total	$48,461	$387,816

(1)	Rental income for the six months ended March 31, 2026 was generated from the operating lease of part of warehouse located in Saitama, Japan. Due to the decline in business, the company has leased out part of its warehouse to others.

(2)	Others income obtained the gain of $347,278 from cleaning up the current accounts due to the deregistration of HQT for the six months ended March 31, 2025.

17. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the six months ended March 31,
	2026	2025
Numerator:
Net loss attributable to Linkage Global Inc	$(1,670,078)	$(3,087,359)

Denominator:
Weighted average number of ordinary shares*	12,234,173	3,415,533

Net loss per ordinary share
– Basic and diluted	$(0.14)	$(0.90)

*	The number of ordinary shares is the weighted average number based on both Class A ordinary shares and Class B ordinary shares, with each Class B ordinary share representing 100 voting rights.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

18. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, former CEO, chairman of the Board and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Hermann Limited	Shareholder of the Company
6	Smart Bloom Global Limited	Shareholder of the Company, owned by Wu Zhihua

Amount due from related parties

Amount due from related parties consisted of the following for the periods indicated:

		As of March 31, 2026	As of September 30, 2025
Hermman Limited(1)	Prepayment for service provided by related parties	$453,650	$799,917
Total		$453,650	$799,917

(1)	The Company signed service agreement with Hermann Limited in December 2023, providing corporate management and investment and financing consulting services for the Company for three years, with contract amount of $2,060,000. Since Hermann Limited obtained a portion of the Company’s mortgaged shares through the issuance of convertible notes, and became a shareholder of the Company with a 7.1% shareholding ratio. Therefore, it was reclassified into amount due from related parties on March 31, 2026. For the six months ended March 31, 2026, the amortized expense amount is $346,267, and the remaining amount is $453,650.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of March 31, 2026	As of September 30, 2025
Mr. Fuyunishiki Ryo	Expenses paid on behalf of the Group	$485,851	$418,727
Mrs. Qi Xiaoyu	Proceed of Interest-free loan from related parties	495,418	7,316
Total		$981,269	$426,043

Related party transactions

	For the six months ended March 31,
Nature	2026	2025
Proceed of Interest-free loan from related parties
Mrs. Qi Xiaoyu	$1,058,127	$—
Mr. Fuyunishiki Ryo	244,412	—
Total	$1,302,539	$—

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

18. RELATED PARTY TRANSACTIONS (cont.)

	For the six months ended March 31,
Nature	2026	2025
Repayment to related parties
Ms. Wu Shunyu	$—	$105,601
Mr. Fuyunishiki Ryo	145,910	208,637
Mrs. Qi Xiaoyu	581,811	—
Total	$727,721	$314,238

	For the six months ended March 31,
Nature	2026	2025
Service provided by related parties
Hermann Limited(1)	$346,267	$342,988
Total	$346,267	$342,988

(1)	The company signed service agreement with Hermann Limited in December 2023, providing corporate management and investment and financing consulting services for the company for three years, with contract amount of $2,060,000. Since Hermann Limited obtained a portion of the company’s mortgaged shares through the issuance of convertible notes, and became a shareholder of the company with a 7.1% shareholding ratio. Therefore, it was reclassified into amount due from related parties on March 31, 2026. For the six months ended March 31, 2026, the amortized expense amount is $346,267, and the remaining amount is $453,650.

	For the six months ended March 31,
Nature	2026	2025
Stock-based compensation(1)
Wu Zhihua	$—	$1,209,000
Total	$—	$1,209,000

(1)	On November 7, 2024, a resolution of the directors of the Company was adopted to issue 5,000,000 Class B ordinary shares of par value US$0.00025 each (the New Shares) to WU Zhihua. Due to the fact that Class B shares are not tradable and the voting rights are different from those of Class A shares, the price per share of $0.2418 is based on the valuation report issued by appraisers.

	For the six months ended March 31,
Nature	2026	2025
Repurchase of Class A Shares by issuing Class B Shares
Smart Bloom Global Limited (Wu Zhihua)	$—	$500
Total	$—	$500

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

19. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its Customers, and generally does not require collateral or other security from them. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. The Group conducts periodic reviews of the financial condition and payment practices of its Customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total revenue.

	For the six months ended March 31,
	2026	2025
Percentage of the Group’s total revenue
Customer N	14.66%	25.37%
Customer L	25.10%	24.09%
Customer M	19.40%	12.43%
Customer K	11.77%	12.10%
Customer R	27.49%	*

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total accounts receivable:

	As of March 31, 2026	As of September 30, 2025
Percentage of the Group’s accounts receivable
Customer K	15.11%	18.07%
Customer L	23.24%	26.04%
Customer M	18.80%	20.87%
Customer N	22.81%	28.30%
Customer R	16.19%	*

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total contract liabilities:

	As of March 31, 2026	As of September 30, 2025
Percentage of the Group’s contract liabilities
Customer O	78.39%	84.90%
Customer J	16.87%	11.60%

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

19. CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the six months ended March 31,
	2026	2025
Percentage of the Group’s purchase
Supplier S	98.63%	19.43%
Supplier B	*	17.61%
Supplier O	*	14.81%
Supplier F	*	10.74%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payable to suppliers:

	As of March 31, 2026	As of September 30, 2025
Percentage of the Group’s account payable
Supplier S	*	87.60%
Supplier O	*	12.34%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total advance to suppliers:

	As of March 31, 2026	As of September 30, 2025
Percentage of the Group’s advance to suppliers
Supplier T	85.70%	99.93%

*	represent percentage less than 10%

20. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of March 31, 2026 are payable as follows:

Lease Commitment
Within 1 year	$1,624

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2026 and through the issuance date of these unaudited interim condensed consolidated financial statements.

Linkage Global Inc
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

21. SUBSEQUENT EVENTS

Changes in the Board of Directors

Mr. Xunyong Zhou, a member of the board of director of Linkage Global Inc (the “Company”) has resigned from the Board of Directors of the Company and from the board committees on which he served. Mr. Zhou’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices. To fill the vacancy created by the departures of Mr. Zhou, on March 27, 2026, the Board of Directors of the Company (the “Board”) appointed Shiming Chen, as a director of the Company with effect from March 31, 2026, to hold office until the Company’s next annual general meeting.

Entry into Token Purchase Agreement

On March 30, 2026, the Company entered into a Digital Asset Purchase and Sale Agreement (the “Purchase Agreement”), with UZX DAO Foundation, an exempt entity incorporated under the laws of the Cayman Islands (the “Foundation”), and certain holders of units of the UZX Token (the “Sellers”), pursuant to which the Company agreed to purchase from the Sellers aggregate of 30,000,000 units of the UZX Token (the “Sale Token”) in consideration for 30,000,000 of the Company’s Class A Ordinary Shares (the “Consideration Shares”). The Issuance of the Consideration Shares by the Company will be in reliance upon an applicable exemption from registration under the Securities Act of 1933, as amended. The transactions contemplated under the Purchase Agreement closed on April 8, 2026.

Issuance of Class B ordinary shares

On April 15, 2026, for the purpose of compensation and as approved by the Board of Directors of the Company, the Company issued 6,000,000 Class B ordinary shares of par value US$0.0025 each, at a subscription price of US$0.0025 per share, to the Chairman of the Board of Directors of the Company, Mr. Wu Zhihua. The Company received total consideration of US$15,000.

Entry into Addendum to Securities Purchase Agreement

As disclosed by Linkage Global Inc., a Cayman Islands exempt company (the “Company”) in its Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on March 26, 2026 (the “Previous 6-K”), on March 18, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with one investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 833,333 Class A ordinary shares (the “Shares”), par value $0.0025 per share, of the Company at a purchase price per share of $0.60, for gross proceeds of $500,000. Pursuant to the Purchase Agreement, no later than 30 business days as of the date of the Closing, as defined in the Purchase Agreement, the Company will file a registration statement on Form F-1, or at the Company’s discretion and eligibility, on Form F-3 with the SEC to register the Shares (the “Registration Deadline”). On May 22, 2026, the Company entered into an Addendum to Securities Purchase Agreement (the “Addendum Agreement”) with such investor, pursuant to which, the Company and the investor agreed to amend the Registration Deadline, from no later than 30 business days as of the date of the Closing, to no later than 60 business days as of the date of the Closing.

Issuance of shares for service consideration

The Company issued 8,090,910 shares to four service providers in exchange for services including financial public relations and brand promotion.

Entry into Securities Purchase Agreement

On June 5, 2026, Linkage Global Inc., a Cayman Islands exempted company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with two investors (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell, in a private placement offering (the “Private Placement”), up to an aggregate of 5,000,000 Class A ordinary shares, par value US$0.0025 per share, for a total purchase price of up to US$600,000, at a purchase price of US$0.12 per share (the “Shares”). The net proceeds from the Private Placement will be used for general corporate purposes. The Private Placement was closed on June 12, 2026.

The Group has evaluated subsequent events through the date these unaudited interim condensed consolidated financial statements are issued on June 30, 2026. The Group did not identify any subsequent events with a material financial impact on the Group’s unaudited interim condensed consolidated financial statements.